**SECURITIES AND EXCHANGE COMMISSION**

**Washington, D.C. 20549**

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**FORM 8-K**

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):    August 8, 2003

DATATRAK International, Inc.

(Exact name of registrant as specified in its charter)

| Ohio | 000-20699 | 34-1685364 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (I.R.S. Employer Identification No.) |

| 6150 Parkland Boulevard, Mayfield Heights, Ohio | 44124 |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

| Registrant's telephone number, including area code: | (440) 443-0082 |
|---|---|

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(Former Name or Former Address, if Changed Since Last Report)

**TABLE OF CONTENTS**

FORM 8-K
Item 5. Other Events and Required FD Disclosure.
SIGNATURE
EXHIBIT INDEX
EX-4.1 E-2 SHARE PURCHASE AGREEMENT
EX-4.2 E-2 FORM OF WARRANT FOR COMMON SHRS OF CMPY
EX-99.1 E-2 PRESS RELEASE

Item 5.        Other Events and Required FD Disclosure

On August 8, 2003, DATATRAK International, Inc. (the "Company") closed a private placement to a group of five institutional investors and several individual, accredited investors in the aggregate principal amount of $2.4 million. The Company sold and issued 602,500 shares of common stock at a price of $4.00 per share and the Company received net proceeds from the offering of $2.2 million. The Company also issued warrants to purchase an amount of common shares equal to 25,125 or 5% of certain of the shares sold in the private placement, to three non-exclusive placement agents, as partial compensation for their services, at an exercise price of $4.80 and an expiration date of August 8, 2003.

Copies of the documents governing these transactions are filed as exhibits to this report and are incorporated in this report by reference. The above description of the transactions are qualified in their entirety by the attached documents.

On August 11, 2003, the Company issued a press release announcing the closing of the private placement which is attached to this report as Exhibit 99.1.

Item 7.        Financial Statements, Pro Forma Financial Information and Exhibits.

    (c)        Exhibits.

        4.1        Share Purchase Agreement, dated August 6, 2003, by and among
                   the Company and the Purchasers named therein.

        4.2        Form of Warrant for Common Shares of the Company

        99.1       Press Release of the Company, dated August 11, 2003.

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## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DATATRAK INTERNATIONAL, INC.

Date: August 11, 2003          By:    /s/ Terry C. Black

Terry C. Black
Vice President of Finance, Chief Financial
Officer, Treasurer and Assistant Secretary

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## EXHIBIT INDEX

| Exhibit | Description of Exhibit |
| --- | --- |
| 4.1 | Share Purchase Agreement, dated August 6, 2003, by among the Company and the Purchasers named therein. |
| 4.2 | Form of Warrant for Common Shares of the Company |
| 99.1 | Press Release of the Company, dated August 11, 2003. |

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